UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 18, 2016

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402

N/A

(Translation of Registrant’s Name into English)

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Lombard Medical House

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

+44-1235-750849

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Agreement.

On December 18, 2016, Lombard Medical, Inc. (the “Company”), entered into an investment agreement (the “Investment Agreement”) with MicroPort NeuroTech Corp. (“MP NeuroTech”) and MicroPort NeuroTech CHINA Corp LIMITED (“MP NeuroTech China” and together with MP NeuroTech, “MicroPort”).

MicroPort has invested $15 million in a combination of the Company’s shares and convertible debt (the “Transaction”). MP NeuroTech purchased $5 million in shares at $0.62 per share representing an approximately 29% ownership stake in the Company based on shares currently outstanding. MicroPort will have a pro rata purchase right on certain future equity offerings by the Company. In addition, MP NeuroTech China was issued a $10 million unsecured promissory note bearing interest at a rate of six-month LIBOR plus 4.0% from the Company which is convertible at any time prior to maturity by MP NeuroTech China into the Company’s shares at a price of $0.90 per share. Such note is expected to mature in 5 years, unless automatically extended pursuant to the terms of such note. The Company will also nominate two representatives of MicroPort for election to the board so long as it owns at least 10% of the outstanding shares of the Company as of the date of the Investment Agreement (but in any event through the 3rd anniversary of the closing of the Transaction).

In addition to the above, the Investment Agreement also provides that the Company shall use good faith efforts to enter into certain commercial arrangements with MicroPort and its affiliates (the “Strategic Collaboration Agreement”). The Strategic Collaboration Agreement includes terms that provide MicroPort and its affiliates with: (i) exclusive commercial rights for the Company’s Aorfix and Altura AAA stent graft product lines in China, (ii) a technology license to manufacture certain products for the China market, (iii) a component supply manufacturing agreement whereby MicroPort and its affiliates will manufacture certain components for the Aorfix and Altura product lines in its facilities in Shanghai, and (iv) exclusive marketing rights for the Altura and Aorfix product lines in Brazil.

The foregoing summary of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement, a copy of which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

As part of the Transaction, MP NeuroTech China entered into a Subordination Agreement dated December 18, 2016 (the “Subordination Agreement”) with Oxford Finance LLC as collateral agent for the Company’s existing senior secured lenders (the “Senior Agent and Lenders”). Pursuant to the terms of the Subordination Agreement, MicroPort Limited has agreed to subordinate all of its indebtedness under the promissory note for the convertible debt, including principal, premium (if any), interest, fees, charges, expenses, costs, professional fees and expenses, and reimbursement obligations (if any) to all of the Company’s indebtedness and obligations to the Senior Agent and Lenders under the Company’s senior debt. The Subordination Agreement does not apply to the issuance of shares of the Company upon conversion of the convertible debt nor restrict the non-cash accrual of payment in kind interest on the convertible debt that is made in the form of shares. The Subordination Agreement will continue in effect until payment in full of the senior debt or the conversion of all of the convertible debt. The foregoing summary of the Subordination Agreement does not purport to be complete and is qualified in its entirety by reference to the Subordination Agreement, a copy of which is filed herewith as Exhibit 4.1 and is incorporated herein by reference.

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Resignation of Directors

In accordance with the terms of the Investment Agreement, the following ceased to be directors of the Company effective with the closing of the Transaction: Mr. Simon Hubbert (as class III director), Mr. Timothy Haines (as class I director) and Mr. David Milne (as class II director). Further, Mr. John Rush was reclassified from a class II director to a class I director with his term expiring at the 2018 annual meeting of the shareholders of the Company.

Appointment of Directors

The Board of Directors of the Company at its meeting held on December 14, 2016 appointed the following directors to fill the casual vacancies created effective upon the closing of the Transaction, and reclassification of Mr. Rush’s term: Mr. Jonathan Chen and Mr. HongBin Sun as a class II directors with a term expiring at the 2019 annual meeting of the shareholders of the Company.

There are no transactions and no proposed transactions between Messrs. Chen or Sun (or any member of their immediate family) and the Company (or any of its subsidiaries), and other than the Transactions and the Strategic Collateral Agreement, there is no arrangement or understanding between Messrs. Chen or Sun and any other person or entity pursuant to which they were appointed as a director of the Company.

Other Events

On December 19, 2016, the Company and MicroPort Scientific Corporation issued a joint press release announcing the Transaction. The full text of the press release is attached hereto as Exhibit 99.1.

The information in the press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date of this report, regardless of any general incorporation language in the filing.

Financial Statements and Exhibits

The Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: December 19, 2016	By:	/s/ William J. Kullback
William J. Kullback Chief Financial Officer

[Signature Page to Form 6-K]

EXHIBIT INDEX

Exhibit	Description

4.1	Subordination Agreement dated December 18, 2016 by and between MicroPort NeuroTech CHINA Corp. LIMITED and Oxford Finance LLC

10.1	Investment Agreement dated December 18, 2016 by and among Lombard Medical, Inc. and MicroPort NeuroTech Corp. and MicroPort NeuroTech CHINA Corp LIMITED.

99.1	Joint Press Release issued by Lombard Medical Inc. and MicroPort Scientific Corporation on December 19, 2016